UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 44462

UAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CapWest Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5808 South Rapp Street, Suite #108
(No. and Street)

Littleton	Colorado	80120
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debra White 303-798-5407
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Comiskey & Company, P.C.
(Name — if individual, state last, first, middle name)

789 Sherman Street, Suite #440, Denver, Colorado 80203
(Address) (City) (State) Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

The accompanying notes are an integral part of the financial statements.

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Debra White, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CapWest Securities, Inc., as of December 31, 2004 XXXX, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

PAMELA L. SC... NOTARY PUBLIC STATE OF COLORADO

Signature

President

Title

Notary Public

My commission expires 1/22/2006

This report** contains (check all applicable boxes):

- XX (a) Facing page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of XXXXXXXXX Operations.
- XX (d) Statement of XXXXXXXXXXXXXXXXXXX Cash Flows.
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- XX (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CapWest Securities, Inc.

Financial Statements

December 31, 2004

CONTENTS

Comiskey Professional Corporation
& Company

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholder
CapWest Securities, Inc.
Littleton, Colorado

We have audited the accompanying statement of financial condition of CapWest Securities, Inc. (the "Company") as of December 31, 2004, and the related statements of operations, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CapWest Securities, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule of Computation of Net Capital Under Rule 15c3-1 and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 as of December 31, 2004 are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Denver, Colorado
February 15, 2005

Comiskey & Co.

PROFESSIONAL CORPORATION

Certified Public Accountants & Consultants

789 Sherman Street ◦ Suite 440 ◦ Denver, CO 80203
(303) 830-2255 ◦ Fax (303) 830-0876 ◦ info@comiskey.com ◦ www.comiskey.com

CapWest Securities, Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$	45,172
Commissions receivable		111,426
Deposits		1,645
Prepaid expenses		21,089
TOTAL ASSETS	$	179,332
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Commissions payable	$	106,898
Accounts payable		11,404
Federal taxes payable		1,310
Total current liabilities		119,612
STOCKHOLDER'S EQUITY		
Common stock, $0.01 par value; 10,000 shares authorized; 1,000 shares issued and outstanding at December 31, 2004		10
Additional paid-in capital		69,763
Accumulated deficit		(10,053)
Total stockholder's equity		59,720
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	179,332

The accompanying notes are an integral part of the financial statements.

CapWest Securities, Inc.
STATEMENT OF OPERATIONS
For the year ended December 31, 2004

REVENUES	
Commissions	$ 1,033,038
Interest income	76
Other income	50,237
Total income	1,083,351
EXPENSES	
Commissions	810,945
General and administrative	44,146
Management fees - related party	224,408
Total expenses	1,079,499
NET INCOME BEFORE INCOME TAX	3,852
Income tax expense	(1,310)
NET INCOME	$ 2,542

The accompanying notes are an integral part of the financial statements.

CapWest Securities, Inc.
STATEMENT OF STOCKHOLDER'S EQUITY
For the year ended December 31, 2004

	Common Stock		Additional		Total
	Number of shares	Amount	Paid - in capital	Accumulated deficit	stockholder's equity
Balances, January 1, 2004	1,000	$ 10	$ 69,763	$ (12,595)	$ 57,178
Net income	-	-	-	2,542	2,542
Balances, December 31, 2004	1,000	$ 10	$ 69,763	$ (10,053)	$ 59,720

The accompanying notes are an integral part of the financial statements.

CapWest Securities, Inc.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 2,542
Adjustments to reconcile net income to net cash flows from operating activities:	
Increase in receivables from non-customers	3,889
Increase in accounts receivable - related party	-
Increase in commission receivable	(67,321)
Increase in income tax payable	1,310
Decrease in prepaid expenses	(6,321)
Decrease in accounts payable	5,222
Decrease in commissions payable	56,766
Net cash flows from operating activities	(3,913)
CASH FLOWS FROM INVESTING ACTIVITIES	
Net cash flows from investing activities	-
CASH FLOWS FROM FINANCING ACTIVITIES	
Net cash flows from financing activities	-
NET DECREASE IN CASH AND CASH EQUIVALENTS	(3,913)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	49,084
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 45,172

The accompanying notes are an integral part of the financial statements.

1. Summary of Significant Accounting Policies

Nature of Business

CapWest Securities, Inc. (the "Company"), a Colorado corporation, was incorporated in 1991 to provide security brokerage and related services as set forth by the Securities and Exchange Commission and National Association of Securities Dealers, Inc. ("NASD"). The Company does not maintain or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by either Legent Clearing or Southwest Securities, Inc. on a fully-disclosed basis. Legent Clearing and Southwest Securities, Inc. make and keep such records of transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker/dealer pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities Exchange Act of 1934, as amended. Legent Clearing and Southwest Securities, Inc. also perform all services customarily incident therein, including preparation and distribution of customer confirmations, customer statements, and maintenance of margin requirements.

Method of Presentation

The Company has elected to present the statement of financial condition separating assets and liabilities between current and non-current categories. The presentation is in accordance with generally accepted accounting principles, but is often not used by members of the brokerage industry.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company's cash and cash equivalents are in demand deposit accounts placed with federally insured financial institutions. Such deposit accounts at times may exceed federally insured limits. The Company has not experienced any losses on such accounts.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all money market accounts and highly liquid debt investments purchased with an original maturity of three months or less to be cash equivalents.

Securities Transactions

Securities transactions, including the resulting commission revenue and expense, are recorded on a trade-date basis.

1. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109. Temporary differences are differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years. The Company and its parent file a consolidated income tax return. Income tax expense in the Company's income statement has been allocated on the basis of the Company's earnings as a percentage of total consolidated earnings, as adjusted for temporary tax differences.

2. Clearing Deposit

The Company maintains a $15,029 deposit with its clearing broker/dealer and has provided a security interest with respect to the amount deposited. The deposit is fully refundable and is included in the accompanying financial statements in the category cash and cash equivalent.

3. Leases

The Company leased office space under a non-cancelable lease. Effective November 2002, rent is included in management fees paid to Capstone Financial Group. Rent expense for 2004 was approximately $0 (see note 4).

4. Related Party Transactions

The Company has a management fee agreement with its sole stockholder, Capstone Financial Group, Inc. ("Capstone"). Management fees paid to Capstone during 2004 totaled $224,408. The amount receivable from Capstone as of December 31, 2004 was $0.

Debra White, the Secretary/Treasurer, is the guarantor in the Clearing Broker Agreements with Legent Clearing and Southwest Securities, Inc.

5. Income Taxes

The Company files a consolidated Federal income tax return with its parent, Capstone Financial Group, Inc. As of December 31, 2004, the Company has contributed $3,049 to the consolidated taxable income. Income tax expense allocated to the Company is based upon the ratio that taxable income contributed by the Company bears to the total consolidated taxable income for the year.

6. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provision. As of December 31, 2004, the Company had net capital and minimum net capital requirements of $36,986 and $7,973, respectively. The net capital ratio (aggregate indebtedness to net capital) was 3.23 to 1. In accordance with Rule 15c3-1, the net capital ratio may not exceed 15 to 1.

CapWest Securities, Inc.
SCHEDULE OF COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SEC
December 31, 2004

Computation of Net Capital

1.	Total ownership equity from Statement of Financial Condition		$ 59,720
2.	Deduct ownership equity not allowable for Net Capital		-
3.	Total ownership equity qualified for Net Capital		59,720
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
	B. Other (deductions) or allowance credits (List)		-
5.	Total capital and allowable subordinated liabilities		59,720
6.	Deductions and/or changes:		
	A. Total nonallowable assets from Statement of Financial Condition	$ 22,734	
	B. Secured demand note deficiency	-	
	C. Commodity future contracts and spot commodities-proprietary capital charges	-	
	D. Other deductions and/or charges	-	
			(22,734)
7.	Other additions and/or allowable credits		-
8.	Net capital before haircuts on securities positions		$ 36,986

The accompanying notes are an integral part of the financial statements.

CapWest Securities, Inc.
SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SEC (CONTINUED)
December 31, 2004

Computation of Net Capital (continued)

9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. Contractual securities commitments	$ -	
	B. Subordinated securities borrowings	-	
	C. Trading and investment securities:		
	1. Exempted securities	-	
	2. Debt securities	-	
	3. Options	-	
	4. Other securities	-	
	D. Undue concentration	-	
	E. Other	-	
			$ -
10.	Net Capital		36,986

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

11.	Minimum net capital required (6-2/3% of line 18)	7,973
12.	Minimum dollar net capital requirement of reporting broker or dealer	5,000
13.	Net capital requirement (greater of line 11 or 12)	7,973
14.	Excess net capital (line 10 less line 13)	29,013
15.	Excess net capital at 1000% (line 10 less 10% of line 16)	$ 25,025

CapWest Securities, Inc.
SCHEDULE OF COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SEC
(CONTINUED)
December 31, 2004

Computation of Aggregate Indebtedness

16.	Total Aggregate Indebtedness liabilities from Statement of Financial Condition		$ 119,612
17.	Add:		
	A. Drafts for immediate credit	$ -	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	-	
	C. Other unrecorded amounts	-	
			-
18.	Total aggregate indebtedness		$ 119,612
19.	Percentage of aggregate indebtedness to net capital		323%
20.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(c)		0%

Computation of Alternative Net Capital Requirement

The "Computation of Alternative Net Capital Requirement" is not applicable and, therefore, items 22 through 26 have not been included.

The accompanying notes are an integral part of the financial statements.

CapWest Securities, Inc.
NOTES TO COMPUTATION OF NET CAPITAL
December 31, 2004

1. Basis of Presentation

The Company's unaudited Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (the"Schedule") previously filed with Part IIA for the year ended December 31, 2004 included the following potentially material differences:

2. Total Ownership Equity

The difference between the Company's unaudited ownership equity and the audited amount is reconciled as follows:

The Company's unaudited total ownership equity	$	64,804
Adjustment to accounts payable		(4,200)
Adjustment to taxes payable		(1,310)
Other - timing difference		426
Audited total ownership equity	$	59,720

3. Total Aggregate Indebtedness Liabilities

The difference between the Company's unaudited aggregate indebtedness liabilities and the audited amount is reconciled as follows:

The Company's unaudited aggregate indebtedness liabilities	$	114,102
Adjust income tax payable		1,310
Adjust professional fees		4,200
Audited total nonallowable assests	$	119,612

4. Excess of Net Capital Computation

The difference between the Company's unaudited net capital and the audited amount is reconciled as follows:

Net Capital as reported in the Company's Part II, Focus Report	$	42,070
Audit adjustments:		
Adjust aggregate indebtedness liabilities		(5,510)
Other		426
Audited Net Capital Computation	$	36,986
Audited Minimum Net Capital Required	$	7,973
Audited Excess Net Capital	$	29,013
Audited Excess Net Capital at 1,000%	$	25,025

CapWest Securities, Inc.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SEC
December 31, 2004

CapWest Securities, Inc. is exempt under Rule 15c3-3 in accordance with Section (k)(2) of the Securities and Exchange Act of 1934. All customer transactions are cleared through another broker/dealer on a fully-disclosed basis. During the year ended December 31, 2004, the Company cleared customer transactions through two clearing firms, Legent Clearing and Southwest Securities, Inc.

The accompanying notes are an integral part of the financial statements.

Comiskey Professional Corporation
& Company

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
CapWest Securities, Inc.
Littleton, Colorado

In planning and performing our audit of the financial statements of CapWest Securities, Inc. for the year ended December 31, 2004, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by CapWest Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of Aggregate Indebtedness (or Aggregate Debits) and Net Capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and other practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Certified Public Accountants & Consultants

789 Sherman Street ∘ Suite 440 ∘ Denver, CO 80203
(303) 830-2255 ∘ Fax (303) 830-0876 ∘ info@comiskey.com ∘ www.comiskey.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5
(CONTINUED)

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structures, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Security Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Denver, Colorado
February 15, 2005

Comiskey & Co.

PROFESSIONAL CORPORATION